AGL

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

RECEIVED
2006 APR 14 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 April 2006

[redacted]

06012541

SUPPL

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

4/17

Issues Raised and Reported to the ASX

Period 1 March 2006 to 31 March 2006 (inclusive)

Date	Name of Document
3 March 2006	AGL Board to review Alinta merger summary
3 March 2006	Final Director's Interest Notice
8 March 2006	Chairman's Letter to Shareholders
10 March 2006	ASX Statement
13 March 2006	AGL announces offer to merge with Alinta
13 March 2006	AGL offer to merge with Alinta Presentation
14 March 2006	ASX Statement
16 March 2006	Change of Director's Interest Notice x 6
20 March 2006	AGL rejects Alinta – inadequate again
20 March 2006	Chairman's Letter to Shareholders
23 March 2006	Chairman's Letter to Shareholders
24 March 2006	AGL Board says take no action on Alinta Bidder's Statment
29 March 2006	ASX update: ACCC undertakings for Alinta offer
29 March 2006	ACCC Undertakings
30 March 2006	AGL short-listed for water recycling project

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 APR 14 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/03/2006

TIME: 12:56:52

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Board to review Alinta merger summary

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 3, 2006

AGL Board to review Alinta merger summary

The Australian Gas Light Company (AGL) today received a summary presentation of Alinta's merger proposal following Alinta's announcement on 21 February 2006.

The AGL Board will review the summary and provide further advice to AGL Shareholders and the market once the Board has had an opportunity to give it due consideration.

As the presentation is a summary document, it may be necessary for further information to be provided by Alinta to enable the AGL Board to fully consider the merger proposal.

In parallel with its assessment of the Alinta proposal, AGL will proceed with its plan to put its demerger proposal to Shareholders, as set out in the scheme booklet sent to Shareholders in late February. The AGL Board will continue to recommend the demerger unless an alternative proposal is received that is clearly more beneficial to AGL Shareholders.

Further enquiries:
Media
Contact: Sue Cato
Mobile: + 61 (0) 419 282 319

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/03/2006

TIME: 17:52:50

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**G J W MARTIN**
Date of last notice	**1 SEPTEMBER 2005**
Date that director ceased to be director	**28 FEBRUARY 2006**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
587,902 ORDINARY SHARES 149,381 RIGHTS UNDER AGL LONG-TERM INCENTIVE PLAN

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/03/2006

TIME: 09:20:03

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Fax: 02 9921 2465 ABN 95 052 167 405

AGL Share Registry
72 Christie St
St Leonards
NSW 2065

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

Dear Shareholder

As an AGL Shareholder you will be aware that AGL has reached an important time in its 168 year history. AGL has always endeavoured to deliver Shareholders reliable dividends as well as growth in the value of their investment.

The last five years have seen unprecedented change in Australian energy markets. Within this new competitive environment, we put in place plans to position AGL so Shareholders could benefit from the opportunities presented. These plans, which focussed on building a strong energy business in eastern Australia, included:

- Expanding into electricity and gas retailing in Victoria, South Australia, New South Wales and Queensland. Since 2002 we have been the largest retailer with almost 3 million electricity and gas customer accounts.

- Developing our electricity power generation capacity by increasing - by over five times - our renewable power, gas and coal generation assets. This means we are able to manage better the costs and risks of supplying electricity to our customers.

- Building a strategic position and the skills to manage electricity, gas and water assets across Australia including 10,000km of high pressure gas pipelines, 27,400km of gas distribution networks and 10,000km of electricity poles and wires.

- Investing in upstream gas supplies such as the upstream gas projects in the Sydney Basin and Papua New Guinea so we can provide ongoing competitive and reliable gas supplies to our customers in years to come.

While we continued to expand AGL's operations, we also improved the financial structure of AGL by returning capital of 50 cents per share and paying a special dividend of 30 cents per share to Shareholders.
After considering a range of options to maximise long term Shareholder value over the last 18 months, late last year we announced a proposal to

separate AGL into an Infrastructure company and an Energy company. You should have received the detailed Demerger Scheme Booklet, because we wanted you to be fully informed in making a decision about the future of your company.

Two weeks ago, Western Australian energy company Alinta Limited announced to the share market that it had acquired 19.9% of the shares in AGL and it had an alternative proposal to AGL's demerger. This proposal is for Alinta to acquire AGL and subsequently demerge the merged companies into an infrastructure business and energy business.

Last Friday Alinta released a summary presentation of its alternative proposal to the share market and to AGL. The proposal is complex and incomplete and we will take the time to consider it properly and assess what a transaction with Alinta may offer to AGL Shareholders.

In doing this, the Board is working with a team of experienced financial and legal advisers, as well as AGL management, to reach an informed recommendation in the best interests of AGL Shareholders.

I will keep you fully informed at all times. Until the Board is in a position to provide further advice you do not need to make any decision in relation to your AGL shares.

If you would like any further information please call the AGL Demerger Information Line on 1800 824 522.

Yours sincerely

Mark Johnson

Mark Johnson
Chairman
8 March 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/03/2006

TIME: 16:39:57

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Finalises Confidentiality Agreement with Alinta

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 10, 2006

ASX Statement

The Australian Gas Light Company (AGL) has today finalised a confidentiality agreement with Alinta in relation to its review of Alinta's proposal.

AGL Chairman Mark Johnson said the confidentiality agreement would allow Alinta to provide more detailed information regarding its proposal, specifically enabling it to provide answers to questions raised in recent days by AGL. The information is expected to be received shortly.

Mark Johnson said: "The Board is conducting a thorough review of the benefits of the Alinta proposal before making a recommendation to AGL Shareholders."

Further enquiries:
Media
Contact: Sue Cato
Mobile: 0419 282 319
Email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/03/2006

TIME: 08:29:54

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL announces offer to merge with Alinta

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 13, 2006

AGL announces offer to merge with Alinta

The Australian Gas Light Company (AGL) today announced an offer to merge with Alinta Limited (Alinta), offering 0.564 AGL shares for every Alinta share, implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares. Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

The offer is based on the same ratio as Alinta's proposal of 1.773 Alinta shares for every AGL share. AGL considers this ratio to be appropriate reflecting the relative value of each business in the context of a true merger.

AGL Chairman Mark Johnson said that after careful consideration the AGL Board had rejected the Alinta proposal. Mr Johnson said it would effectively constitute a takeover of AGL at a price substantially below fair value.

Mr Johnson said: "There is a compelling case for the two businesses to combine, particularly the infrastructure operations. Our offer is an interim step to a demerger of the expanded infrastructure and energy businesses. It builds upon Alinta's proposal and will achieve the best combination of Board and management strengths."

Each of the demerged energy and infrastructure businesses is expected to rank in the ASX 50. This will provide enhanced index weighting and liquidity for Shareholders.

"The energy business and infrastructure business will be Australian leaders in their respective sectors. Each business will focus on its own strategy for creating shareholder value and lead to faster realisation of growth opportunities. In addition, this structure is expected to have fewer competition issues", Mr Johnson said.

"The combined energy business will draw on AGL's skills and capabilities in the deregulated and highly competitive energy sector, allowing it to focus on its substantial growth potential without the dilution of focus that would occur in an energy business that is also an infrastructure fund manager. AGL's Chief Executive Officer-elect, Paul Anthony, will become CEO of the combined demerged energy business.

"Alinta has performed well under the leadership of Chief Executive Officer Bob Browning and AGL will seek to utilise his experience in the role of CEO for the combined demerged infrastructure business. Accordingly, AGL will invite Mr Browning to consider the role of CEO of the combined infrastructure business upon the successful completion of the offer.

Following the successful completion of the offer, the AGL Board intends to invite four members of Alinta's Board to form a combined interim Board of 10 directors (the maximum permitted under AGL's Constitution). The optimal composition of the Boards of the demerged energy and infrastructure businesses will be determined before the demerger.

The AGL Board considers that its proposed merger with Alinta and subsequent demerger of the expanded infrastructure and energy businesses represents a better alternative for AGL Shareholders than the current demerger.

Accordingly the Board now withdraws its recommendation on the current demerger proposal and will ask the Federal Court to cancel the Shareholder meeting which has been convened for March 27 to consider the demerger. AGL intends to schedule a new meeting for Shareholders to vote on a revised demerger proposal after the successful completion of the AGL offer.

AGL's Offer

Under the AGL offer, Alinta shareholders will receive 0.564 AGL shares for each Alinta ordinary share.

The acquisition is expected to generate dividends per share (DPS) of at least the level indicated in Alinta's proposal. Pro forma DPS under Alinta's proposal is 88.7 cents per share for the year ended 30 June 2007.

Upon acceptance of the offer, AGL will merge with Alinta before fully demerging into a combined energy business and a combined infrastructure business.

The benefits of the AGL offer include:

- **Combined infrastructure business**: Will be Australia's leading energy infrastructure group, with independent corporate management, a highly skilled asset management workforce and a diversified infrastructure portfolio. The business will not be externally managed by the energy business and will include infrastructure services business Agility;
- **Combined energy business**: Will be Australia's largest integrated energy company, with a significant presence in all states, and exposure to fast-growing energy markets in Queensland and Western Australia;
- The two independent businesses will be able to grow by focusing on their strengths, without cross shareholdings or fees between them;
- AGL can obtain stand alone cost savings in excess of those offered in the Alinta proposal, particularly associated with the energy business; and
- AGL's commitment to the PNG Gas Project and the Townsville Power Station project will not be affected.

Offer conditions

The AGL offer is conditional on AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, no objections from the Australian Competition and Consumer Commission and other conditions as set out in Attachment A.

Bidder's Statement

Further information on AGL's offer will be contained in AGL's Bidder's Statement which will be served on Alinta and lodged with the Australian Stock Exchange and the Australian Securities and Investment Commission within the statutory timeframe.

Shareholder Information

Further information on AGL's merger proposal will be lodged with the ASX and included on AGL's website at www.agl.com.au. AGL and Alinta shareholders with questions on the offer should contact the AGL Information Line on 1800 824 522 from within Australia or 61 2 8280 7012 from outside Australia, between 8.30am and 5.30pm (SYD time), Monday to Friday.

AGL is advised by Goldman Sachs JBWere, UBS and Gilbert + Tobin.

Further enquiries:
Media
Contact: Sue Cato
Mobile: + 61 (0) 419 282 319
E-mail: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

A media conference will be held at 10.30am, Monday, March 13, at AGL's head office, 72 Christie St, St Leonards, Sydney.

The conference will also be available by teleconference on:

Dial in numbers
1800 268 165 toll free Australia wide
+61 3 8414 5155 international callers

This will be followed by an analyst teleconference commencing at 11.30am (Sydney time).

Dial in numbers
1800 268 165 toll free Australia wide
+61 3 8414 5155 international callers

A market/analyst presentation will be released shortly to the ASX. The presentation will be spoken to during the analyst teleconference however there will be no webcast. A recording of the analyst teleconference (including the question and answer session) will be available via the AGL website at the close of business today.

ATTACHMENT A: BID CONDITIONS

1 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2 ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the Trade Practices Act; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

3 Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4 No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5 No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6 No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

  (i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7 Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8 Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-

emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9 Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10 Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11 No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

RECEIVED

2004 APR 14 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited

Exchange Centre

20 Bridge Street

Sydney NSW 2000

www.asx.com.au

Stock Exchange Sydney

[illegible]

AGL

AGL Offer to Merge With Alinta

Transforming Australia's leading energy and infrastructure businesses

13 March 2006

Disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda

- Overview
- AGL Offer to Merge With Alinta
- Transaction Mechanics
- AGL Performance
- Summary

Questions

Overview

- The AGL board of directors has rejected the Alinta Proposal
  - Effectively a takeover at substantially below fair value
- However, AGL agrees with Alinta that there is merit in combining the companies
- AGL is now proposing a true merger with Alinta by way of a formal takeover offer ("AGL Offer")
  - Shared board representation
  - Appropriate allocation of management skills and experience
  - The same exchange ratio as proposed by Alinta
- The proposed merger with Alinta will be followed by a demerger of the combined businesses into an energy business ("Energy") and an infrastructure business ("Infrastructure")
- As the AGL Board considers that it represents a better alternative for AGL shareholders, it has withdrawn its recommendation of the current demerger and will seek Court approval to cancel the demerger meeting scheduled for 27 March

Analysis of Alinta Proposal

AGL has taken a disciplined approach to the assessment of the Alinta Proposal

In examining Alinta's Proposal:

- AGL has engaged advisers and conducted an extensive analysis of Alinta's Proposal
- The AGL Board has focussed on a number of threshold matters in assessing the Alinta Proposal:
  - Valuation – attractiveness of the value proposition for AGL shareholders
  - Governance – required skills to manage an energy business in a highly competitive environment and regulated/contracted infrastructure assets
  - Growth – focus on valuable and strategic organic growth opportunities

Conclusions

Alinta Proposal substantially undervalues AGL for a change of control

Board and management expertise in competitive energy markets is critical

After due consideration, conclusions reached on the Alinta Proposal:

Value	• The value proposition offered by Alinta for AGL: - Substantially undervalues AGL for a change of control - Is a reasonable exchange ratio in a true merger of the companies
Energy skills and expertise	• Competitive Eastern Australian electricity and gas markets require specific skills. AGL has the superior experience in these markets • AGL is best placed to drive value from Energy including the extraction of cost savings
Other issues considered	• AGL contributes the greater balance of cost savings and growth opportunities • Key projects currently under consideration could be delayed

AGL Offer to Merge with Alinta

AGL's Offer to Merge With Alinta

- AGL has announced an offer to merge with Alinta by way of an off-market offer to Alinta shareholders

- Alinta shareholders are offered 0.564 AGL shares for each Alinta share (identical to Alinta Proposal)

- Exchange ratio seen as appropriate in a <u>true merger transaction</u>
  - One which shares governance structures and influence in proportion to value and overall contribution to the combined entity

- Full set of conditions is contained in the Annexure to the AGL Media Release issued today. Conditions include but are not limited to:
  - Minimum 90% acceptance
  - Cancellation of the current Demerger scheme meeting
  - No sale of the AGL shares currently held by Alinta

Corporate Governance – Proposed Board and CEOs

Interim Governance

- Interim Board: Combined interim board of 10* non-executive directors
  - 6 AGL; 4 Alinta, with two additional directors acting as alternates for the interim period pre-demerger (currently 7 plus 5)
  - Chairman: Mark Johnson
- Interim co-CEOs
  - AGL: Paul Anthony
  - Alinta: Bob Browning

Post Demerger Governance

- Board following Demerger:
  - Energy:
    - To be determined. Expected around 7 plus CEO
  - Infrastructure:
    - To be determined. Expected around 5 plus CEO
- CEOs following demerger:
  - Energy: Paul Anthony
  - Infrastructure: invitation extended to Bob Browning

* AGL constitution limited to a maximum of 10 directors

Strategic rationale – Complementary businesses

- Transforming two of Australia's leading independent energy and infrastructure companies
- Value accretive transaction to both AGL and Alinta shareholders through demerging into focussed Energy and Infrastructure companies
- Strong cash flows and the ability to increase distributions to shareholders
- Strong infrastructure asset base
- Agility benefits from the addition of skills and a greater national footprint, as well as synergies when combined with Alinta Asset Management
- Retail energy business
  - Adds Western Australian retail franchise to Australia's #1 NEM-states retail business
  - AGL skills in contestable energy markets can be applied to the WA market
- Growth opportunities
  - PNG pipeline project and gas, hydro and wind power generation projects
  - DBNGP expansion, co-generation plants and organic growth

Combined Businesses

- Combined market capitalisation of $9.5 bn (closing trading prices on 10 March), assuming the cancellation of Alinta's 19.9% in AGL
  - Combined 2005 EBITDA of over $1bn
  - Combined enterprise value of around $15bn
- AGL shareholders will have 70% of combined group: Alinta 30%
- Post-demerger, Energy and Infrastructure will be roughly similar in enterprise values – both are expected to be ASX Top 50 stocks



AGL
+
Alinta
=
AGL / Alinta
Energy
Infra-
structure
~$6.7bn Market Cap (adjusted for 19.9% cancellation)
~$2.8bn Market Cap
~$9.5bn Market Cap (adjusted for 19.9% AGL cancellation)

Demerged Business Model

Energy Model

- Management focussed on core business activities of energy trading, supply, retailing
- Facilitates valuation and performance transparency
- No cross shareholding with infrastructure

Infrastructure Model

- Model will be flexible - capital structure options to enhance cash returns to shareholders will continue to be pursued
- No cross shareholding with energy company
  - Retains ownership of operations and maintenance to help drive growth via developments, cost savings and synergies
  - Not reliant on highly competitive acquisition opportunities to grow
  - Obtains additional returns from 3rd party work and greenfield developments

The infrastructure and asset management activities have been included in Infrastructure as no apparent business synergies exist with the Energy business, and results in fewer competition overlaps

Significant cost savings and synergies: $120m+ targeted

- AGL expecting cost savings and synergies in Energy, Infrastructure and corporate functions
- AGL will exceed Alinta's retail saving estimate: $50-60m being targeted
- The combination of the infrastructure businesses of AGL and Alinta will create significant synergies

Energy $50-60m

Cost savings
- Retail
  - $20 million per annum from 2008 onwards
  - No capital requirement
- Systems
  - $30-$40 million per annum from 2008 onwards
  - Less than $100million capital required

Synergies
- No significant overlap or synergies with Alinta's operations in WA

Source
- Based on AGL Project Phoenix which commenced in 2005
- Supported by two global consultancy firms

Infrastructure $45m

Cost savings and synergies
- Alinta's proposal projected $45 million of cost savings and synergies per annum
- Preliminary review of the Alinta proposal indicates this is reasonable
- Property and site rationalisation, duplication, improved systems

Source
- Alinta Proposal
- Agility Management

Corporate $25m

Cost savings
- AGL overhead
  - AGL expected net $10 million from 2008 onwards as a result of IT efficiencies extracted once original AGL demerger bedded down

Synergies
- Three to two head offices
  - AGL assumes $15 million

Source
- AGL Management

Forecast Distributions

Distributions

- AGL Offer will provide a proforma dividend from the combined businesses of at least 88.7 cents in 2007 financial year

Distribution Policy

- Consistent with the policy outlined in Demerger Scheme Booklet
- Energy payout ratio post demerger ~ 60% of earnings
- Infrastructure payout ratio post demerger ~ 100% of maintainable equity cashflows

AGL

Transaction Mechanisms

AGL Offer – Transaction Mechanics


Pre merger
AGL shareholders
100%
AGL
100%
AGL Business


Post merger
AGL shareholders
Alinta
Alinta shareholders
~70%
~30%
AGL
100%
100%
AGL Business
Alinta Business

Proposed Asset Allocation Post Demerger

AGL shareholders (~70%) and Alinta shareholders (~30%)

	Infrastructure					Energy			
	Gas Distribution networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Asset Management	Retail	Wholesale Electricity	Wholesale Gas	Related Investments
AGL	NSW Gas Network Actew AGL Gas Network (50%) Gas Valpo Chile	Victorian Electricity Network Actew AGL Electricity Network (50%)		Wind Powered Generation Gas Fired Power Generation	Agility Infrastructure services Construction, operation and maintenance	NSW Retail Vic Retail SA Retail ActewAGL Retail (50%) Elgas (50%)	Contract Portfolio Gas fired power generation Renewable power generation Loy Yang Power (32.5%)	Contract Portfolio PNG Upstream Gas (10%) Sydney CSM Project (50%) HC Extractions	Australian Pipeline Trust (30%) PNG Australian Pipeline
Alinta	AlintaGas Networks (74%) Multinet (20%)	United Energy (34%)	DBNGP (20%) AIH (20%)	WA Cogen AIH (20%)	ANS APS NPS Financial services	WA Retail	Alinta Sales	Wesfarmers LPG Alinta trading and marketing	

AGL

AGL Performance

AGL Delivery on Strategy 2004-2006

Power generation

- Loy Yang A (32.5% investment)
- Hallett Power Station expansion
- Townsville Power Station (proposed)
- NSW greenfield gas-fired site secured at Leafs Gully

Wholesale Gas

- Formed Sydney CSM Joint Venture
- Acquired 10% interest in PNG oil and gas project fields (Kutubu & Gobe)
- 1,500 PJ gas supply agreement for 20 years with PNG gas producers
- Renegotiated gas supply with Gippsland Producers

Retail

- Increase in dual fuel accounts to 1.1million
- Turnaround in retail margins following successful retention strategy
- Positioning for Queensland full retail contestability in July 2007

Renewable generation

- Southern Hydro acquisition
- Wattle Point Wind Farm
- Hallett Wind Farm(to be built)
- The Bluff, Dollar & Macarthur wind farms (proposed)
- Bogong Hydro (proposed)

Portfolio Rationalisation

- Sale of NGC shareholding in December 2004 realising a profit on sale of A$628.8 million

Capital management

- Capital return and special dividend in 2005
- Successful Loy Yang A refinance
- Launched demerger proposal to realise value of Infrastructure and Energy optimise capital structure

AGL Shareholder Returns

AGL Total Shareholder Returns


110%
90%
70%
50%
30%
10%
(10%)
Dec-03
Mar-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
S&P/ASX 200
AGL
Alinta
Impact of AGL demerger announcement

Source: IRESS

As AGL has progressively integrated its NEM operations, over the last two years AGL has delivered to shareholders:

- 104% total shareholder return
- A special dividend of 30 cents ($137m) and a 50 cent capital return ($228m) was paid to shareholders in 2005
- Performance ahead of the ASX 200 and comparable to Alinta

AGL Energy Strengths

- #1 energy and dual fuel retailer in the National Electricity Market states
- Australia's largest downstream competitive energy business
- Largest listed power generator with net equity generation of 1,700MW
- Progressive integration of diverse generation portfolio to reduce supply costs and manage price risks
- Upstream gas integration for greater influence over sources of supply
- 20 year wholesale gas supply contract positions from multiple gas basins
- Over 2,000MW of identified power generation development and growth opportunities
- Positioning in important Queensland growth market with gas pipelines, gas contracts and power generation in Townsville

AGL has significant experience in managing risk and return in its energy portfolio

AGL Infrastructure/Agility Performance

Objective evidence shows AGL being amongst the most efficient in the industry. Agility is successfully winning third party business

WorleyParsons independent review (September 2005) as part of Envestra's SA gas network regulatory review

- "Clearly no two distributors are the same – they will have differences in network size, physical operating environment, climate, customer density, geographic considerations etc. Many of these differences will impact on the requirements for expenditure so comparisons need to be approached with a great deal of caution." (available on www.escosa.sa.gov.au)

Distributor	Efficiency ranking	Operator
Envestra SA	1	Origin Energy Asset Management
⇨ ActewAGL ACT	2	Agility (AGL)
Allgas Queensland (Energex)	3	Energex
⇨ AGL Gas Networks NSW	4	Agility (AGL)
Envestra Victoria	5	Origin Energy Asset Management
⇨ Multinet Victoria (Alinta)	6	Alinta Network Services
SP Ausnet Victoria	7	T squaredalliance (Tenix andSP Ausnet)
⇨ AlintaGas Networks WA	8	Alinta Network Services
Envestra Queensland	9	Origin Energy Asset Management

Other studies draw similar conclusions:

- PA consulting (AlintaGas 2005 – www.offgar.wa.gov.au)
- Meyrick & Associates (internal review in support of AGL electricity submissions in 2005)
- Regulatory decisions – publicly available on regulator websites, eg ESC

AGL is delivering growth projects across its business



2006
2007
2008
2009
2010
Wholesale Gas
Upstream PNG Gas Project
Sydney CSM project
Wholesale Electricity
Hallett 95MW (SA)
Hallett expansion 250MW and Bluff 45MW (SA)
Bogong 130MW and West Kiewa 12MW (Vic)
Dollar 79MW and Macarthur 330MW (Vic)
Townsville 370MW (Qld)
Leaf Gully Stage 1 300MW and Stage 2 500MW (NSW)
Related Infra.
PNG Australia Gas Pipeline project
NSW water recycling

AGL believes that the growth opportunities it has identified will continue to deliver value to shareholders

AGL

Summary

Summary

- The Alinta Proposal has been rejected by the AGL Board
  - It is a takeover presented as a merger, at substantially below fair value
- AGL Offer to effect a true merger between the parties:
  - The proposal reflects the same relative valuations between AGL and Alinta as was proposed by Alinta
  - The Board will comprise directors from both Alinta and AGL
  - The requisite skills and experience of management will be suitably directed
- Following the merger with Alinta, it is proposed to demerge the combined businesses into an Energy business and an Infrastructure business
- As the AGL Board considers that the AGL Offer represents a better alternative for AGL shareholders, it has withdrawn its recommendation of the current demerger and will seek Court approval to cancel the demerger meeting scheduled for 27 March

AGL

Questions

Further Information / Contacts

A full range of information on AGL including the scheme booklet, prior AGL annual reports, presentations, announcements and financial results is available from www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/03/2006

TIME: 17:42:35

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Federal Court approves request to cancel Demerger Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 14, 2006

ASX Update

The Australian Gas Light Company (AGL) today announced that the Federal Court had approved its request to cancel the Demerger Scheme meeting. This meeting had been scheduled for 27 March 2006. AGL also announced that it will cancel the General Meeting scheduled for the same day.

AGL will write to Shareholders advising of the cancellation of the meetings.

AGL's request to cancel the meeting was made following the announcement of its offer to merge with Alinta Limited.

Further enquiries:
Media
Contact: Sue Cato
Mobile: + 61 (0) 419 282 319
E-mail: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/03/2006

TIME: 18:23:36

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**SIR RONALD BRIERLEY**
Date of last notice	**16 NOVEMBER 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 MARCH 2006
No. of securities held prior to change	74,098
Class	ORDINARY
Number acquired	1,324
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.45
No. of securities held after change	75,422

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**D P CRAIG**
Date of last notice	**16 NOVEMBER 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 MARCH 2006
No. of securities held prior to change	2,899
Class	ORDINARY
Number acquired	342
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.45
No. of securities held after change	3,241

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**C J HEWSON**
Date of last notice	**16 NOVEMBER 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 MARCH 2006
No. of securities held prior to change	50,533
Class	ORDINARY
Number acquired	853
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.45
No. of securities held after change	51,386

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M R G JOHNSON**
Date of last notice	**16 NOVEMBER 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 MARCH 2006
No. of securities held prior to change	195,191
Class	ORDINARY
Number acquired	3,175
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.45
No. of securities held after change	198,366

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M G OULD**
Date of last notice	**16 NOVEMBER 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 MARCH 2006
No. of securities held prior to change	11,333
Class	ORDINARY
Number acquired	1,472
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.45
No. of securities held after change	12,805

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**G J REANEY**
Date of last notice	**16 NOVEMBER 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 MARCH 2006
No. of securities held prior to change	89,452
Class	ORDINARY
Number acquired	1,008
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.45
No. of securities held after change	90,460

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/03/2006

TIME: 16:34:59

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL rejects Alinta - inadequate again

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

20 March 2006

AGL rejects Alinta – inadequate again

The Australian Gas Light Company (AGL) today rejected Alinta Limited's takeover bid, which repeated the terms of its already rejected February proposal.

AGL Chairman Mark Johnson said the AGL Board had already rejected the 1.773 ratio of Alinta shares for each AGL share, as it was substantially below fair value and comprised wholly of Alinta shares.

Mr Johnson said Alinta's bid was highly conditional and appeared to be designed to frustrate AGL's takeover bid for Alinta.

"The fact remains that Alinta is still seeking board and management control of AGL for a price substantially below fair value," he said.

"It is difficult to take this bid seriously, given the number of broad-based and highly restrictive conditions which have been included.

"The bid has numerous conditions which require AGL to waive rights, take certain actions, provide undertakings or commercial information. As things presently stand we do not see how it would be in the interests of AGL Shareholders to do any of these things.

"By way of example, if AGL proceeds with its own bid, which it fully intends to do, this will give Alinta the right to withdraw its bid."

Mr Johnson said Alinta's claims that AGL had been unwilling to engage in discussions were simply incorrect.

"In recent days I have met with and spoken to Alinta's Chairman-elect on numerous occasions, and our advisers have been in close and continued contact," he said.

"No progress has been achieved in these discussions due to Alinta's refusal to change the terms of its proposal which are fundamentally inadequate.

"The AGL Board is not going to recommend that Shareholders sell their shares in AGL at substantially below fair value and hand over management control.

"AGL shares closed at $17.87[1] two weeks after Alinta publicly confirmed the sale of its AGL shares in early February, 2006. This was prior to Alinta commencing the acquisition of its 19.9 per cent stake for $19.45 in cash.

"Shareholders should take no action on Alinta's offer."

[1] AGL's share price at close of trading on 17 February.

AGL's merger offer

Mr Johnson said AGL's merger offer for Alinta, using the same ratio, represented fair value for a true merger of both companies and reflected the relative value of each business.

"AGL wants a true merger with the best combination of board and management strengths, which recognises that AGL represents 70 per cent of the combined group and Alinta 30 per cent," he said

"AGL's proposal of a merger with Alinta and subsequent demerger of the combined group, would result in fully separate and independent energy and infrastructure businesses."

Mr Johnson said AGL's total shareholder returns since the Federal Court decision on Loy Yang A power station in December 2003, were ahead of the ASX200 index and comparable to Alinta, demonstrating AGL's strong track record at delivering its business strategy.

AGL's proposal is expected to generate dividends of at least 88.7 cents per share for the year ending 30 June 2007. This is 14 per cent more than that outlined in AGL's original demerger proposal.

Future cost savings and synergies will support the uplift in dividends beyond 2007.

AGL is also finalising a major retail cost-saving program, which should result in savings of $50-60 million per year once implemented.

Mr Johnson said AGL's Bidder's Statement would be sent to Alinta Shareholders in April.

Further enquiries:

Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato
Direct: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

Shareholder Information

Further information on the AGL's bid is lodged with the ASX and included on AGL's website at www.agl.com.au. AGL and Alinta shareholders with questions on the acquisition proposal should contact the AGL Shareholder Information Line on **1800 824 522** from within Australia or **612 8280 7012** from outside Australia, between 8.30am and 5.30pm, Monday to Friday.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/03/2006

TIME: 18:29:39

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

20 March 2006

TO: Company Announcements Office

BY: Electronic Lodgement

Letter to AGL Shareholders

Please find attached the letter to Shareholders dated 17 March 2006 advising of the cancellation of the General and Court Ordered Scheme meetings.

Jane McAloon
Company Secretary

AGL

Tel: 02 9921 2259
Fax: 02 9921 2465

AGL Share Registry
72 Christie St
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

Dear Shareholder

AGL's plan for a stronger and more valuable future

In my last letter to you I committed to keeping you informed about progress on key company matters and our plans to improve value for AGL Shareholders.

You may have read last week that AGL announced an offer to merge with the energy company Alinta Limited. This followed an earlier proposal Alinta had put to the AGL Board to consider.

This letter explains what Alinta wanted to do, why we said no and what our plans are for the future. It also explains why we asked the Federal Court to cancel the Shareholder meeting which was scheduled for 27 March 2006.

Rejection of Alinta's initial proposal

Alinta's proposal amounted to taking control of AGL's assets (the AGL business is about three times the size of Alinta) without paying a takeover premium to AGL Shareholders.

This is why, after review and advice from financial and legal experts, we said no. We do not think it is in AGL Shareholders' best interests for control of the company to pass at a price substantially below fair value.

AGL's plans

Our original plans were to demerge AGL's current business into two separate infrastructure and energy businesses. This is what we announced in October last year and sent to you in February in the Demerger Scheme Booklet.

The business logic that underpinned AGL's original demerger plan still applies. Energy companies and infrastructure companies are very different businesses, and each requires specific business focus, unique skills and management experience.

What we now want to do is put AGL and Alinta together in a true merger and then subsequently demerge into two larger and stronger but separate infrastructure and energy businesses. Both businesses would be Australian leaders in their respective sectors and would be amongst the top 50 companies on the Australian Stock Exchange.

We want to create separate strong and vibrant energy and infrastructure businesses

Looking ahead both the energy and infrastructure businesses will be stronger with excellent opportunities to grow, improving returns to both AGL Shareholders and Alinta Shareholders.

The combined Energy Company will:

- build on AGL's standing as Australia's biggest gas and electricity retailer with over 3 million customer accounts.
- be backed by a substantial portfolio of renewable power and generation assets.
- pay fully franked dividends for the foreseeable future.

The combined Infrastructure Company will:

- be Australia's largest owner and manager of electricity, gas and water assets including high pressure gas pipelines, gas distribution networks and electricity poles and wires.
- pay steady and growing dividends.

Shareholders will own shares in both companies in proportion to their ownership (approximately 70% AGL Shareholders, 30% Alinta Shareholders).



AGL/Alinta
Infrastructure
AGL
Alinta
AGL/Alinta
Energy
$8.45 billion*
$2.8 billion*

*Based on closing prices of AGL and Alinta as at 15 March 2006. AGL's market capitalisation is approximately $6.6 billion when adjusted for cancellation of Alinta's 19.9% of AGL.

Cancellation of Shareholder Meetings

Putting in place our plans to create additional Shareholder value required the cancellation of our original demerger General Meeting which was scheduled for 27 March 2006. The Federal Court has also approved the cancellation of our original demerger Scheme Meeting which was scheduled for 27 March 2006. A formal notice cancelling both meetings is set out below.

What happens now?

Some time is required to conclude these matters. We intend to schedule a new meeting for AGL Shareholders to vote later in 2006 on the demerger of the merged AGL/Alinta businesses after the successful completion of the offer to Alinta Shareholders.

We will continue to keep you informed and, at this stage, **there is nothing that you need to do.** More information and documentation will be provided to you at the appropriate time. In the meantime if you have any queries please call the AGL Information Line on **1800 824 522.**

Yours sincerely

Mark Johnson
Chairman

17 March 2006

Notice to AGL Shareholders

1 Notice of Cancellation of General Meeting

Notice is given under Clause 32.3 of the Australian Gas Light Company's (the Company) Constitution that the Directors have cancelled the General Meeting of the Company which was scheduled to be held at City Recital Hall, Angel Place, Sydney on 27 March 2006 at 10.00am. Accordingly, that meeting will now not take place.

2 Notice of Cancellation of Court-Ordered Scheme Meeting

Notice is given that on 14 March 2006 the Federal Court of Australia made an order directing that the Scheme Meeting which was to be held at City Recital Hall, Angel Place, Sydney on 27 March 2006 at 10.30am (or as soon thereafter as the General Meeting has been concluded or adjourned) not be held. Accordingly, that meeting will now not take place.

Capitalised terms in this Notice have the same meaning as in the Company's Demerger Booklet dated 13 February 2006.

Jane McAloon
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/03/2006

TIME: 14:51:48

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairmans Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 2259
Fax: 02 9921 2465

AGL Share Registry
72 Christie St
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

AGL continues to deliver you consistent returns

Dear Shareholder,

AGL is pleased to enclose your interim dividend payment statement.

The Board fully expect AGL's strong growth and consistent returns to continue as our management team executes our strategic plans for the future.

As you are most likely aware, these plans include AGL's offer to merge with Alinta and then create two larger and stronger, but fully independent, energy and infrastructure businesses by undertaking a demerger.

These two new businesses will be Australian leaders in their sectors and will be among the top 50 companies on the Australian Stock Exchange.

Our plans for the future are clear and well defined and seek to combine the best board and management strengths from both companies.

The AGL Board has rejected Alinta's hostile takeover bid, which sought total control of AGL for substantially less than fair value.

It will take some time to conclude these matters and at this stage there is nothing you need do. We will continue to keep you informed about AGL's plans for the future, as well as matters in relation to Alinta.

We will advise you when we believe you should take action.

In the meantime if you have any queries about our merger offer for Alinta, please visit the AGL Information Website at **www.agl.com.au/alinta**, or call the AGL Information Line on **1800 824 522.**

Yours sincerely,

Mark Johnson
Chairman
23 March 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/03/2006

TIME: 17:50:18

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Board says take no action on Alinta Bidder's Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 24, 2006

AGL Board says take no action on Alinta Bidder's Statement

The Australian Gas Light Company (AGL) today advised its Shareholders they should not take any action on Alinta's hostile takeover offer for AGL.

AGL Chairman Mark Johnson said AGL had now received the Bidder's Statement for Alinta's highly conditional offer for AGL.

"The AGL Board has already twice rejected the offer on the basis that it is comprised wholly of Alinta shares and still seeks board and management control of AGL for a price substantially below fair value" he said.

"Once again, we advise that AGL Shareholders should take no action on this inadequate offer.

"The Board continues to believe there is merit in a merger of the two companies, but it must be a true merger. We will continue with our offer to Alinta shareholders and will send them our Bidder's Statement in April.

"AGL's merger offer for Alinta and our plans to subsequently demerge the combined businesses will create separate and independent energy and infrastructure businesses. This will allow each business to grow to its full potential with appropriate management and governance, unlike Alinta's plan which will tie the two businesses together with fees and restrictive cross shareholdings.

"Alinta's offer substantially undervalues AGL and is not in the best interest of AGL Shareholders."

The Board will review the Alinta Bidder's Statement and provide advice to Shareholders once it has had an opportunity to consider it fully. AGL's formal Target Statement responding to Alinta will be dispatched to Shareholders as soon as possible. In the meantime AGL Shareholders should take no action in relation to Alinta's proposed bid.

AGL's Bidder's Statement will be sent to Alinta shareholders in April.

Further enquiries:
Media

Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato
Direct: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

Shareholder Information

Further information on the AGL's merger proposal is lodged with the ASX and included on AGL's website at www.agl.com.au. AGL and Alinta shareholders with questions on the merger proposal should contact the AGL Shareholder Information Line on **1800 824 522** from within Australia or **612 8280 7012** from outside Australia, between 8.30am and 5.30pm, Monday to Friday.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2006

TIME: 11:13:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ACCC undertakings for Alinta Offer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 29, 2006

ASX update: ACCC undertakings for Alinta offer

The Australian Gas Light Company (AGL) today released details of its proposed structural undertakings to the Australian Competition and Consumer Commission (ACCC) in relation to its proposal to merge with Alinta Limited[1].

The undertakings are aimed at seeking clearance to proceed with AGL's proposal for a merger by way of a takeover of Alinta Limited and subsequently seek Shareholder approval for a demerger of the combined entity into separate energy and infrastructure businesses.[2]

AGL has submitted undertakings under Section 87B of the Trade Practices Act 1974, proposing the key structural elements of the separate energy and infrastructure companies through a demerger of the combined AGL/Alinta assets. The proposed Section 87B undertakings include:

1. An allocation of assets between the AGL/Alinta Infrastructure Company and the AGL/Alinta Energy Company.
2. No cross shareholdings between the AGL/Alinta Infrastructure Company and the AGL/Alinta Energy Company.
3. The AGL/Alinta Infrastructure Company and the AGL/Alinta Energy Company will be constituted as separate listed entities with separate boards and management.

AGL's proposed undertakings are consistent with the business logic and structure that underpinned AGL's original demerger proposal[3].

AGL will continue discussions with the ACCC as part of the formal merger clearance process and keep the market advised of relevant developments.

AGL continues to progress work on its Bidder's Statement for Alinta scheduled for dispatch to Alinta Shareholders in April.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Sue Cato
Mobile: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] See separate ASX Release of ACCC Undertakings
[2] See AGL Media Release issued 13 March, 2006 "AGL announces offer to merge with Alinta"
[3] See AGL Media Release issued 31 October 2005 "AGL to demerge into two new major Australian companies"

ALLOCATION OF ASSETS BETWEEN THE INFRASTRUCTURE COMPANY AND ENERGY COMPANY

	AGL Proposal: Infrastructure Company					
	Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Asset Management/ Network Services	Related investments
AGL	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Alinta	Alinta Gas Networks (74%) Multinet (20%)	United Energy (34%)	DBNGP (20%)	WA Cogen	ANS APS NPS Financial services	Alinta Infrastructure Holdings (20%)

	AGL Proposal: Energy Company				
	Retail	Wholesale Electricity	Wholesale Gas	Related Investments	Asset Management/ Network Services
AGL	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Alinta	WA Retail	Alinta Sales	Wesfarmers LPG Alinta trading and marketing		

ASX
AUSTRALIAN STOCK EXCHANGE

TKC 904

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/03/2006

TIME: 12:31:48

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

OSH: First Production from SE Mananda

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2006

TIME: 11:13:30

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ACCC undertakings for Alinta Offer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

[Public version]

Trade Practices Act 1974

Undertaking to the Australian Competition and Consumer Commission given for the purposes of

Section 87B

by

The Australian Gas Light Company (ACN 052 167 405)

Background

A On 13 March 2006, The Australian Gas Light Company (**AGL**) announced an offer to merge with Alinta Limited (**Alinta**), implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares (**Bid**). Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

B The AGL Bid is subject to a number of conditions including AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, and there being no objections from the Australian Competition and Consumer Commission (**Commission**). A full list of the conditions of AGL's offer is set out in Annexure A.

C AGL offers these Undertakings to the Commission in relation to the merger with Alinta and the demerger of the combined AGL/Alinta energy and infrastructure businesses.

D These Undertakings are conditional on AGL acquiring not less than 90% of the ordinary shares in Alinta as a result of the bid by AGL described in Recital A above.

E These Undertakings address the way in which the Merged Entity will deal with certain assets currently held by each of AGL and Alinta, about which the Commission has competition concerns should they be held by the Merged Entity.

F These Undertakings do not constitute an admission by AGL or Alinta that the proposed merger would substantially lessen competition in any particular market in contravention of section 50 of the Act.

G The Commission agrees that upon the Commission accepting these Undertakings and the Undertakings being implemented, the Commission's concerns in respect of the proposed merger will be addressed.

Definitions

Act means the *Trade Practices Act 1974* (Cth).

AGL means The Australian Gas Light Company (ACN 052 167 405) and/or its Related Bodies Corporate.

Agility means the AGL business of energy asset management and network services principally undertaken by the AGL company Agility Management Pty Limited.

Agility-APT Service Contracts means the agreements referred to in clause 5(b).

AIH means Alinta Infrastructure Holdings (comprising Alinta Infrastructure Limited (ACN 108 311 100) and Alinta Infrastructure Trust (ARSN 115 765 985) and Alinta Infrastructure Investment Trust (ARSN 115 766 179)).

Alinta means Alinta Limited (ACN 087 857 001) and/or its Related Bodies Corporate.

Alinta Asset Management and Network Services means the Alinta business of energy asset management and network services principally undertaken by the Alinta companies: Alinta, Alinta Network Services Pty Ltd (ACN 104 352 650); National Power Services (ACN 073 613 733); Alinta Management Services Pty Ltd (ACN 115 403 739); Alinta Power Services (ACN 108 664 151) and/or Alinta Asset Management Pty Ltd.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

Approved Purchaser has the meaning given to it in clause 36.

APT means Australian Pipeline Trust (ARSN 091 678 778).

Bid means the offer by AGL for all Alinta ordinary shares described in Recital A.

Business Day means a day on which all banks are open for business generally in the State of New South Wales excluding gazetted public holidays, Saturdays and Sundays.

Combined Energy Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are merchant and retail energy including the ownership and operation of electricity generation plant, a 30% interest in APT and the performance of the Agility-APT Service Contracts.

Combined Infrastructure Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are ownership, operation and management of energy, pipeline and network infrastructure.

[Confidential]

Commission means the Australian Competition and Consumer Commission.

Control Date means the date on which completion of the Bid occurs.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia.

Demerger means the separation of the Merged Entity's businesses to result in two separately listed companies, Combined Energy Business and Combined Infrastructure Business, on the Australian Stock Exchange with neither company holding shares in the other.

[Confidential]

Elgas means Elgas Ltd (ACN 002 749 260).

Force Majeure means any event or cause outside the reasonable control of the affected party (including strikes or labour disputes, a governmental restraint, directive or requirement), and which could not have been avoided or overcome by that party by the exercise of reasonable care or due diligence.

Hold Separate Termination Date means the date on which the Demerger is implemented, or the date on which divestiture described in clauses 20 to 42 is completed, or the date on which the Commission advises in writing that it does not have any competition concerns in relation to the Transaction in the absence of the hold separate undertakings described in clause 16, whichever occurs first.

Merged Entity means AGL following the Transaction.

Merged Entity Divestiture Team means the representatives of the Merged Entity who are responsible for the divestment of the Divestment Businesses.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australia Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

Proposed Approved Purchaser has the meaning given to it in clause 37.

Related Bodies Corporate has the meaning given in sub-section 4A(5) of the Act.

Transaction means the proposed merger of AGL and Alinta as a result of an off-market takeover offer by AGL for all of Alinta's ordinary shares.

Trigger Date means the 9 month anniversary of the completion of the Transaction.

Undertakings

1 These Undertakings commence upon completion of the Transaction.

Demerger

2 The Merged Entity undertakes that it will use its best endeavours to convene a shareholders' meeting and do all things necessary to have the Demerger implemented by the Trigger Date.

3 The Merged Entity undertakes that the allocation of certain assets between the Combined Energy Business and the Combined Infrastructure Business will be as described in clauses 4 to 15 below.

Gas transmission assets

4 The Merged Entity will allocate certain gas transmission interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 5 to 6 below.

5 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will hold the following interests:

(a) PNG Australia Pipeline Project (AGL's 50% interest);

(b) Agility's APT contracts (under which Agility provides asset management and network services) in relation to:

(i) Moomba to Sydney Pipeline;

(ii) Goldfields Gas Pipeline;

(iii) Parmelia Pipeline;

(iv) Carpentaria Gas Pipeline;

(v) Roma to Brisbane Pipeline;

(vi) Midwest Pipeline; and

(vii) Amadeus to Darwin Pipeline;

(**Agility-APT Service Contracts**)

(c) Assets and capability necessary to perform the contracts in (b);

(d) AGL's 30% interest in APT, which in turn owns:

(i) the Mondarra gas storage facility in WA; and

(ii) the following pipeline assets:

State	Pipeline	Licence(s)	APT Interest
WA	Goldfields Gas Pipeline	WA:PL24	88.2%
WA	Kalgoorlie to Kambalda	WA:PL27	100%
WA	Parmelia Pipeline	unregulated	100%
WA	Midwest Pipeline	unregulated	50%
Qld	Carpentaria Gas Pipeline	Qld:PPL41	100%
Qld	Roma to Brisbane	Qld:PPL2	100%
NSW	Moomba to Sydney Pipeline System	SA:PL7 Qld:PPL21 NSW:16, 17, 18, 19, 20, 21, 22	100%
NSW	Central West Pipeline	NSW:25	100%
NT	Amadeus to Darwin Pipeline	NT:PL4 NT:PL18	96% of NT Gas, 100% of laterals

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)
SA = Pipeline Licence issued under the Petroleum Act 1940 (SA)
NSW = Pipeline Licence issued under the Pipelines Act 1967 (NSW)
NT = Pipeline Licence issued under the Energy Pipelines Act 1983 (NT)

6 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following gas transmission interests:

(a) Alinta's 20% interest in the Dampier to Bunbury Natural Gas Pipeline (licence WA:PL40, operated by Alinta Network Services Pty Ltd);

(b) Agility (other than the Agility-APT Service Contracts and sufficient capability (assets and people) to enable the Combined Energy Business to perform those contracts);

(c) Alinta Asset Management and Network Services (relevantly, the operator of the Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline and the Queensland Gas Pipeline);

(d) Alinta's 20% interest in AIH which in turn owns:

(i) the VicHub gas pipeline interconnect, an interconnect facility situated at Longford, that enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and GasNet Australia Limited's Victorian gas transmission system; and

(ii) the following pipeline assets:

State	Pipeline	Licence	AIH Interest
WA	Goldfields Gas Pipeline	WA:PL24	11.8%
Qld	Queensland Gas Pipeline (Wallumbilla to Rockhampton System)	Qld:PPL30	100%
NSW	Eastern Gas Pipeline	unregulated	100%
Tas	Tasmania Gas Pipeline	unregulated	100%

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)

Separation of gas retail and distribution networks

7 The Merged Entity will allocate AGL's and Alinta's gas retail and distribution interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 8 to 11 below.

8 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will own and operate the following gas retail interests:

(a) the business conducted in Victoria pursuant to the gas retail licence issued by the Essential Services Commission to AGL Sales Pty Limited (ABN 88 090 538 337);

(b) the business conducted in NSW pursuant to gas retail authorisations given by the NSW Minister for Utilities to AGL Energy Sales and Marketing Ltd, AGL Retail Energy Limited and AGL Victoria Pty Limited;

(c) the business conducted in South Australia pursuant to the gas retail licence issued by the Technical Regulator to AGL South Australia Pty Limited (ACN 091 105 092) on 22 March 2001;

(d) the business conducted in Western Australia pursuant to the gas trading licences GTL1, GTL2 and GTL3 issued by the Coordinator of Energy for Western Australia to AlintaGas Sales Pty Ltd;

(e) the 50% interest of AGL in the business conducted in NSW pursuant to the gas retail authorisation given by the NSW Minister for Utilities to ActewAGL Retail and in the ACT pursuant to the utilities services licence issued by the Independent Competition and Regulatory Commission to ActewAGL Retail;

(f) the 50% interest of AGL in the LPG retail business conducted by Elgas.

9 The Merged Entity undertakes that the Combined Infrastructure Business will not own or operate any AGL or Alinta gas retail business as a result of the Demerger.

10 The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following AGL and Alinta gas distribution interests:

(a) the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to AGL Gas Networks Limited;

(b) the 50% interest of AGL in the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to Actew-AGL Distribution, and in the ACT pursuant to the utilities service licence issued by the Independent Competition and Regulatory Commission to Actew-AGL Distribution;

(c) the 74.1% interest of Alinta in the business conducted in Western Australia pursuant to the gas distribution licences GDL1, GDL2 and GDL3 issued to AlintaGas Networks Pty Ltd by the Coordinator of Energy for Western Australia; and

(d) the 20.1% interest of Alinta in the business conducted in Victoria pursuant to the gas distribution licence issued by the Essential Services Commission to Multinet Gas (DB No.1) Pty Ltd (ACN 086 026 986) and Multinet Gas (DB No.2) Pty Ltd (ACN 086 230 122) trading as Multinet Partnership.

11 The Merged Entity undertakes that the Combined Energy Business will not own or operate any AGL or Alinta gas distribution business as a result of the Demerger.

No cross ownership or control – gas retail and transmission/distribution

12 The Merged Entity undertakes that the terms of the Demerger will provide for no cross shareholdings between the Combined Infrastructure Business and the Combined Energy Business at the time the Demerger is implemented.

13 The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Business will provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

14 The Merged Entity undertakes that each of the Combined Infrastructure Business and the Combined Energy Business will be separately listed on the Australian Stock Exchange and constituted with separate board and separate management, save that Mr Charles Allen may be appointed as a director of the Board of each of the Combined Infrastructure Business and the Combined Energy Business.

Other assets – no competition issues

15 Other major assets currently held by AGL and Alinta are proposed to be allocated through the proposed Demerger to the Combined Energy Business as set out in Annexure 2 and to the Combined Infrastructure Business as set out in Annexure 3.

Hold separate

16 The Merged Entity undertakes that it will, from the Control Date to the Hold Separate Termination Date:

(a) take all steps necessary to preserve the Divestment Businesses as a viable going concern **[Confidential]**;

(b) procure that the management and operation of the Divestment Businesses is conducted separately from the management and staff of the Merged Entity and any of its Related Bodies Corporate who are responsible for the operation of **[Confidential]**;

(c) ensure that the management of the Divestment Businesses operate those businesses independently of **[Confidential]** and in particular, empower them independently to:

(i) acquire and pay for sufficient and timely deliveries of all goods and services required by the Divestment Businesses;

(ii) continue to market, price and sell all goods and services as were provided prior to the Control Date by the Divestment Businesses; and

(iii) maintain all current contracts and agreements of the Divestment Businesses;

(d) subject to clause 17 below, take all steps necessary to:

(i) keep the books and records of the Divestment Businesses separate from those of the operations of **[Confidential]**;

(ii) ensure that no information in relation to the Divestment Businesses is directly or indirectly requested or received by the management and staff responsible for the operation of **[Confidential]** from the Divestment Businesses; and

(iii) direct management of the Divestment Businesses and the management of the Merged Entity to act in accordance with the obligations in this clause 16;

(e) provide and maintain access to sufficient working capital and sources of credit for the Divestment Businesses so as to ensure (so far as it is within the Merged Entity's reasonable ability to do so) that the Divestment Businesses are able to continue to provide the same level and quality of services that they were providing prior to the Transaction.

17 The Merged Entity is entitled to receive and use:

(a) all publicly available information;

(b) all information necessary to enable the Merged Entity to comply with legal and reporting obligations in Australia, including taxation, accounting and ASX continuous and periodical disclosure obligations;

(c) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the directors of the Merged Entity or its Related Bodies Corporate to fulfil their duties as directors;

(d) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses in accordance with these Undertakings.

18 The Merged Entity Divestiture Team is entitled to receive and use all information necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses.

19 The Merged Entity has the right to defend any legal claims, investigations or enforcement actions threatened or brought in respect of the Divestment Businesses and to access such books, records, information and staff assistance as is reasonably necessary for this purpose.

20 The Merged Entity undertakes that if [**Confidential**] the Demerger has not been implemented it will [**Confidential**] use its best endeavours to divest the following businesses:

[Confidential clauses dealing with divestiture. The clauses provide for the divestiture of specified gas transmission assets and interests in NSW, Western Australia and Queensland which are a subset of the gas transmission assets and interests referred to in clauses 5(b), (c), (d) and 6 (a), (c) and (d).]

Force majeure

43 AGL will not be held liable for any failure to perform an obligation under this Undertakings if the failure is due to Force Majeure.

44 If AGL is by reason of Force Majeure unable to perform an obligation under this Undertaking, it will:

(a) notify the Commission as soon as practicable (and in any event within 10 Business Days) of the cause and extent of non-performance and the date of commencement of Force Majeure;

(b) take all reasonable steps to remedy or abate the Force Majeure; and

(c) if the Force Majeure event does not abate within a reasonable period, negotiate in good faith with the Commission a means to satisfy AGL's obligations in this Undertaking having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Obligations to procure and notify

45 Where the performance of an obligation under these Undertakings requires a Related Body Corporate of the Merged Entity to take some action or refrain from taking some action, the Merged Entity will use its best endeavours to procure that Related Body Corporate to take that action or refrain from taking that action.

46 The Merged Entity will promptly provide to the Commission, in confidence, and subject to any obligations of confidence owed to third parties, all information reasonably requested by the Commission which is relevant to the performance of these Undertakings.

The Commission

Name:	The Australian Competition and Consumer Commission
Address:	PO Box 1199, Dickson ACT 2602; 470 Northbourne Ave, Dickson, ACT 2602
Fax number:	(02) 6243 1211
Attention:	The Chairman

AGL

Name:	The Australian Gas Light Company
Address:	AGL Centre, 72 Christie Street, St Leonards, NSW 2065
Fax number:	02 9921 2096
Attention:	General Counsel

The Common Seal of **THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405** is fixed in the presence of:

Signature of Director	Signature of Director/Secretary
Name of Director (print)	Name of Director/Secretary (print)

DATED

ACCEPTED BY THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

Graeme Samuel/Chairman

DATED

Annexure 1

Bid Conditions

1 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2 ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the *Trade Practices Act*; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the *Trade Practices Act*, and no application for review of such clearance or authorisation is made within the period prescribed by the *Trade Practices Act*.

3 Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4 No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5 No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6 No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

(i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7 Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8 Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or

controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9 Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10 Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11 No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

Annexure 2

Other major assets, not described in the body of the Undertakings, to be held by the Combined Energy Business following the Demerger:

AGL gas fired power generation SA and Vic

AGL Biogas and Landfill WA

AGL Hydro

Loy Yang Power (32.5%)

PNG Upstream Gas (10%)

Sydney CSM Project (50%)

Annexure 3

Other major assets, not described in the body of the Undertakings, to be held by the Combined Infrastructure Business following the Demerger:

Victorian Electricity Distribution Network

Actew-AGL Electricity Network (50%)

United Energy Electricity Distribution (34%)

Wind Powered Generation

Alinta Gas Fired Power Generation

AGL WA *Cogeneration*

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/03/2006

TIME: 14:58:48

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL short listed for water recycling project

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Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

March 30, 2006

AGL short-listed for water recycling project

The Australian Gas Light Company (AGL), together with its infrastructure management arm Agility and Veolia Water Australia (Veolia), has been short-listed for a significant water recycling project in Sydney's Western Suburbs.

The consortium has been short-listed by the New South Wales Government for the Camellia Recycling Project, which is expected to become one of the largest industrial water recycling schemes in Australia. The short-listed parties will now prepare detailed submissions.

"AGL is very excited about being part of a significant step to secure new long term and sustainable water supplies for Sydney," Acting AGL Chief Executive Officer Greg Hayes said.

Should the consortium be successful, AGL, Agility and Veolia plan to develop a staged recycled water system across established areas in the Sydney Basin. Depending on how the project develops through these stages, capital costs could be in the range of $200 million to $300 million.

Mr Hayes said AGL was well placed to benefit from further growth expected in the water industry.

"The short-listing of the AGL-Agility-Veolia consortium for this significant project is recognition of AGL's capability to deliver large-scale utility projects, including those in water," Mr Hayes said.

"The consortium will now draw on its demonstrated design and operational experience to progress a quality recycled water project which has the potential to make a major contribution to efforts to secure Sydney's water resources."

The Camellia Project adds to the substantial inroads AGL, through its Agility business, has made in establishing itself as a provider of infrastructure services to water utilities.

Sydney Water is already one of Agility's largest third-party clients, having recently added to its contracted work with the successful tender for Stage One of Sydney Water's Wet Weather Overflow Reduction Program aimed at reducing the frequency of wet weather overflows to waterways around the Sydney metropolitan area. Work on this wastewater infrastructure program began in January 2006 and will be completed in June 2007.

"AGL believes there will be significant opportunities for private infrastructure participants in coming years in the development and installation of water services to meet Sydney's rising water demands. AGL and Agility are well placed to capitalise on this," Mr Hayes concluded.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Sue Cato: 0419 282 319
cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au